February 9, 2006
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Linda VanDoom, Senior Assistant Chief Accountant — Mail Stop 4561 Yolanda Crittendon, Staff Accountant — Mail Stop 4561

Re:	Alliance Data Systems Corporation Form 10-K for the year ended December 31, 2004 File No. 1-15749 (“the Filing”)
Ladies/Gentlemen:
     On behalf of Alliance Data Systems Corporation (the “Company”), we submit the Company’s response to the comments received from the Securities and Exchange Commission Staff (the “Staff”) in the Staff’s letter of January 5, 2006 and via a telephone call on January 30, 2006. Set forth below are the Company’s responses to the Staff’s numbered comments. Unless otherwise indicated, defined terms used herein shall have the same meaning as set forth in the Filing.
Form 10-K
Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations
Discussion of Critical Accounting Policies
Securitization of credit card receivables, pages 29-30
     1. Tell us and disclose in future filings how you account for the implicit forward contracts at inception and subsequently.
Response.
     The Company recognizes the implicit forward contract to sell new receivables during a revolving period at its fair value at the time of sale. The implicit forward contract is entered into at the market rate and thus, its initial measure is zero at inception. In addition, the Company does not mark the forward contract to fair value in accounting periods following the securitization as it does not believe the fair value of the implicit forward contract in subsequent periods to be material.

Securities and Exchange Commission
Division of Corporation Finance
February 9, 2006

     The Company believes there is no gain or loss related to the implicit forward contract for the following reasons:
•	It does not believe that it could sell the forward contract or exit the commitment and receive value
•	Receivables are sold to our securitization trusts at par value on the same economic terms and effectively represents a transfer
•	Receivables primarily carry a fixed rate of interest that is substantially in excess to the costs of funds
     The Company will revise its Discussion of Critical Accounting Policies “Securitization of credit card receivables”, in its Annual Report on Form 10-K for the year ending December 31, 2005 and in future filings to reflect the above disclosure.
     The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the Filing, (b) staff comments or changes to disclosure in response to staff comments in the Filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the Filing, and (c) the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
     If any questions should arise in the course of your review of this letter, please call the undersigned at (972) 348-5191 or Alan M. Utay at (972) 348-5677.

Sincerely,
/s/ Edward J. Heffernan

Edward J. Heffernan, EVP and Chief Financial Officer

copies:	Alan M. Utay Executive Vice President, General Counsel and Chief Administrative Officer Alliance Data Systems Corporation 17655 Waterview Parkway Dallas, Texas 75252

Securities and Exchange Commission
Division of Corporation Finance
February 9, 2006

Michael Kubic
Senior Vice President, Corporate Controller
and Chief Accounting Officer
Alliance Data Systems Corporation
17655 Waterview Parkway
Dallas, Texas 75252

Brian Gore
Vice President of Finance
Alliance Data Systems Corporation
17655 Waterview Parkway
Dallas, Texas 75252